
March 12, 2024

Andrew Brophy
Principal Financial Officer
HEALTHCARE SERVICES GROUP INC
3220 Tillman Drive, Suite 300
Bensalem, PA 19020

> **Re: HEALTHCARE SERVICES GROUP INC**
> **Item 2.02 Form 8-K filed February 14, 2024**
> **File No. 000-12015**

Dear Andrew Brophy:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Item 2.02 Form 8-K filed February 14, 2024

Exhibit 99.1
Reconciliations of Non-GAAP Financial Measures, page 6

1. We have the following comments related to certain adjustments made to arrive at your non-GAAP adjusted revenues, adjusted segment revenues, adjusted segment margins, adjusted costs of services provided, adjusted selling, general and administrative expense, adjusted net income, adjusted diluted earnings per share, and EBITDA excluding items impacting comparability ("Adjusted EBITDA"):
   - We note that client restructurings include changes to contracts with existing customers for which the Company has either recorded a reduction to revenue or an increase to bad debt expense due to clients entering bankruptcy, receivership, or out-of-court workouts. We further note from disclosures in your Form 10-K that the revenue portion of this adjustment relates to your adjustment to reflect the change in estimate for price concessions based on new facts and circumstances related to a client's out-of-court restructuring. Such adjustment appears necessary to present your revenues in accordance with GAAP. We also note a portion of this adjustment relates

Andrew Brophy
HEALTHCARE SERVICES GROUP INC
March 12, 2024
Page 2

to bad debt expense. In this regard, we note your risk factor indicating that the Company has substantial investment in the creditworthiness and financial condition of its customers as well as your cautionary statement regarding forward-looking statements which addresses this risk and other risks arising from your providing services to the healthcare industry and primarily providers of long-term care. As such, this adjustment appears to relate to normal costs incurred to operate your business. With reference to Questions 100.01 and 100.04 of the Compliance and Disclosure Interpretations ("C&DIs") on Non- GAAP Financial Measures, provide your basis for these adjustments or confirm that you will no longer present them; and

- Your bad debt expense adjustments reflect the difference between GAAP bad debt expense (CECL) and historical write-offs as a percentage of adjusted revenues. Your self-insurance adjustments reflect changes in the accrued insurance claims liability after considering your updated actuarial estimates for projected incurred losses on past claims. Your gain/loss on deferred compensation adjustment, net represents the changes in fair market value of investments held on behalf of the participating employees. Each of these adjustments appear to result in tailored accounting measures and therefore not consistent with Question 100.04 of the C&DIs. Please advise or confirm you will no longer present these adjustments.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jeanne Baker at 202-551-3691 or Terence O'Brien at 202-551-3355 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services